June 21, 2016

VIA EDGAR CORRESPONDENCE

Ms. Marianne Dobelbower
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 356

Dear Ms. Dobelbower,

We are writing in response to oral comments provided to Daphne Chisolm with respect to the registration statement (the "Registration Statement") filed by the Trust on Form N-1A under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). On behalf of the Trust, we have set out below the SEC staff's comment on the Registration Statement, along with the Trust's responses to those comments.

Prospectus

Principal Investment Strategies

1.	Comment: Please consider whether the disclosure regarding securities lending is necessary.
Response: We believe that the current disclosure is consistent with Form N-1A requirements.

2.     Comment: Please provide more specific disclosure on methodology of the Underlying Index.
Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

3.	Comment: Please consider revising the disclosure for "Asset Class Risk."
Response: We believe that the current disclosure satisfies Form N-1A requirements.

4.     Comment: Please consider revising the disclosure for "Geographic Risk."
Response: We believe that the current disclosure satisfies Form N-1A requirements.

Additional Information About the Fund's Strategies and Risk

5.    Comment: Please add Item 9.A disclosure.
Response: We have revised the disclosure consistent with this comment.

6.     Comment: Please confirm whether or not leverage is a principal investment strategy.
Response: Leverage currently is not a principal investment strategy of the Fund.

7.    Comment: Please consider whether "Equity Security Risk" should be consolidated with "Asset Class Risk."
Response: We believe that the current disclosure satisfies Form N-1A requirements.

8. Comment: Please consider deleting the last sentence under the sub-section entitled "Shares of the Funds May Trade at Prices Other Than NAV."
Response: We have revised the disclosure consistent with this comment.

9.     Comment: Please consider whether the disclosure on "Reliance on Trading Partners Risk" is necessary.
Response: We have revised the disclosure consistent with this comment.

10.     Comment: Please consider whether the disclosure on "Canadian Issuer Risk" is necessary.
Response: We have revised the disclosure consistent with this comment.

Information Regarding the Index and the Index Provider

11.     Comment: Please update the disclosure regarding the Underlying Index and Index Provider.
Response: We have revised the disclosure consistent with this comment.

The Trust acknowledges that:

•It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

The Trust has included disclosures in accordance with the foregoing response in a post-effective amendment to the Trust's registration statement, which the Trust filed via EDGAR today. Please fell free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel